SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

International oil reserves as at December 31, 2003

(Rio de Janeiro, February 11, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces the position of its proven international oil reserves as at December 31, 2003.

The main reserves incorporated during 2003 based on the SEC criterion have been certified by independent companies.

Based on Society of Petroleum Engineers – SPE criteria, proven international reserves of oil and condensate increased from 319.8 million barrels (mmbbl) at the end of 2002 to 1,013.2 mmbbl in 2003, while natural gas reserves rose from 4,817.6 billion cubic feet (bcf) to 5,342.3 bcf over the same period. The increase reflected principally the incorporation of the reserves of Petrobras Energia S/A (ex-Perez Companc) in Argentina, Bolivia, Peru, Ecuador and Venezuela, as well as the development of the Company’s activities in Nigeria.

Using Securities and Exchange Commission – SEC criteria for the same period, these increases were from 121.7 mmbbl to 720.7 mmbbl and from 2,145.1 bcf to 3,091.1 bcf respectively. The principal differences between the two criteria related to oil and condensate reserves in Nigeria, where development plans have still to be submitted for Nigerian government approval (a SEC prerequisite), and to Bolivian gas reserves, where future sales contracts have still to be finalized (also a SEC prerequisite).

With respect to energy content, combined proven reserves of oil, condensate and natural gas increased from 479.2 million barrels of oil equivalent (mmboe) at the end of 2002 to 1,235.9 mmboe at the close of 2003, according to the SEC criterion. Based on the SPE criterion the amounts increased from 1,122.7 mmboe to 1,903.6 mmboe.

The Company’s total proven reserves of oil and gas in Brazil and overseas were on December 31, 2003 as follows:

(Billion barrels of oil equivalent.)
Proven Reserves	SEC criteria	SPE criteria
Brazil	10.4	12.6
Overseas	1.2	1.9
Total	11.6	14.5

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.